MDU Communications International, Inc.
60-D Commerce Way
Totowa, NJ 07512

November 26, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Unites States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Comment Letter of November 8, 2007 to MDU Communications International, Inc. Form 10-K for the Fiscal Year Ended September 30, 2006; Filed January 2, 2007; File No. 000-26053

Dear Mr. Spirgel:

In response to the follow up Comment Letter we received from the Division of Corporate Finance (the “Division”) on November 8, 2007 regarding the Annual Report on Form 10-K for MDU Communications International, Inc. (the “Company”) filed on January 2, 2007, we hereby respond as follows:

We respectfully disagree with the stance that the Division appears to have taken regarding the Company’s operating segments and aggregation. After carefully reviewing the wording of SFAS 131, the principles and objectives of SFAS 131, and the SEC’s interpretation of the Statement, we firmly believe that if the Company is construed as operating in more than one segment, then those segments should be aggregated because (i) they are similar, and (ii) the segment information will not add significantly to an investor's understanding of our Company.

A.	Background on the Company.

By way of background, the Company reorganized itself from a central to a regional management style about two years ago. The Company now operates in four regions, the Northeast with 20 employees, the Midwest with 17 employees, the Southeast with 17 employees and the Mid-Atlantic with 13 employees. Revenues from these regions total only a few hundred thousand dollars per month. The point of this information is that these are small domestic regions within a small company. The commentary on SFAS 131 is replete with references that this Statement will help investors understand large companies with many products and services that may span several legal entities and foreign countries. References within SFAS 131 generally discuss geographic segments in terms of foreign countries, whereas we operate in the areas of Chicago, New York, Washington, D.C. and Miami. The Company understands its obligations under SFAS 131, but questions the usefulness of breaking down our already low dollar value information (such as our $1.5 million in revenue per month) into smaller segments, due to the fact that the sample size of the smaller segments can not absorb exaggerations created by one-time fluctuations to generally evidence a trend. Our regions are not large enough to insure useful economic trends, and because of that, we do not believe that further dissecting Company performance will assist any investor in understanding our future prospects.

The Company does compile and review certain regional data, mainly subscriber and revenue growth. The Division appears to believe that we produce large and detailed profit loss statements for the regions, which is not the case. For Company performance we rely predominately on aggregated monthly financial data. Although we have a regional management style, we do not rely on regional financial performance for evaluation.

B.	The Company’s overall performance, and not regional performance, is “more clearly representative” of the way it is managed.

The SEC has stated that “SFAS 131 defines an operating segment, in part, as a component of an enterprise whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.” Current Accounting and Disclosure Issues in the Division of Corporation Finance, dated March 4, 2005, prepared by Accounting Staff Members in the Division of Corporation Finance, U.S. Securities and Exchange Commission, Washington, D.C. The SEC further states that “if the chief operating decision maker receives reports of a component's operating results on a quarterly or more frequent basis, the staff may challenge a registrant's determination that the component is not an operating segment for purposes of SFAS 131 unless reports of other overlapping sets of components are more clearly representative of the way the business is managed.” (emphasis added).

Key to the above statement is that “reports of other overlapping sets of components are more clearly representative of the way the business is managed.” Although the Company has four regions, the only performance metric from the regions that is routinely evaluated is the number of subscribers gained quarterly. All other metrics are Company-wide. Each month the Company compiles two reports (i) a Management Overview Report of Company-wide performance which is disseminated for review to management and an abbreviated version to the Board of Directors, and (ii) a Subscriber Activity Report showing subscriber growth at the regional level. The Management Overview Report has no regional detail and the Subscriber Activity Report is mainly regional data on the number of subscribers added (which the Company already discloses quarterly in its filings). Although other metrics such as revenue and expenses can be compiled for the regions, these are not reviewed regularly for performance and are not used by the “decision maker to make decisions about resources to be allocated to the segment.”

The Company previously stated in its October 15, 2007 Response Letter that “performance of the Company… is evaluated by the Company's Chief Executive Officer based on geographic and total Company results.” What the Company failed to point out about these two performance sectors is that financial performance of the Company is evaluated and subscriber performance of the regions is evaluated. The financial performance of the regions is not generally evaluated. The financial performance of the Company as a whole is the predominate performance factor and the Company-wide Management Overview Report is “more clearly representative of the way the business is managed.”

Because overall Company-wide performance is clearly the representative measure of financial performance, the Company believes that it should be construed as only operating in one operating segment, thus negating the aggregation analysis altogether.

C.	If the Company is construed as operating in regional segments, these segments are allowed to be aggregated.

The SEC has further stated that “SFAS 131 allows for aggregation of operating segments that sell similar products or services created with similar production processes to similar customers using similar distribution systems in similar regulatory environments, and that have similar economic characteristics.” The Company has previously addressed this statement, but it is worth reiterating that not only are the above criteria similar, but identical. The Company (across its regions) has identical products, with identical processes, sold to identical customers, using identical distribution systems, in identical regulatory environments. The Company must also point out that a large portion of its business is the resale of DIRECTV programming where the prices and advertising are set by DIRECTV, not the Company, and the price the Company charges for its high-speed Internet is the same in all regions - so product pricing is identical. All of the above lend support to the fact that although the economic characteristics of the regions may not be identical; they are similar and are bound to be similar.

The Division makes the statement to the Company in its November 8, 2007 Comment Letter that since it has only been measuring regional performance since 2006 that it “does not understand how it is reasonable for you to conclude that your operating segments exhibit similar long-term financial performance based on such limited information.” To the contrary, because products, processes, customers, distribution, prices and regulatory are identical, it would be unreasonable to assume that the financial performances would vary significantly. Because of the overwhelming similarities, we assume that financial performance in the regions is relatively similar, and if not, something is wrong or can be explained by a non-routine event.

We understand that the SEC is generally questioning segment economic similarities when there is more than a 5% disparity in gross margins, which probably begged the gross margin question in the previous Comment Letter. The Company’s regional margins (that were specifically calculated in response to the Division’s request) fluctuate more than 5% for many reasons. The Division points out many of these fluctuations, all of which are noted by the Company but not analyzed on a regular basis, unless a drastic change is noted. Fluctuations are generally due to the impact of one time events that disproportionately affect one region or another. For example, there are only 17 employees in each of the Southeast and Midwest regions and increasing or decreasing payroll (or workload) by one or two persons can materially swing the economics, an acquisition in a region can significantly increase growth and/or expense as is what happened in the Midwest and Southeast regions, extraordinary revenue due to wire installation or conversion from one video service to another can affect quarterly margin, or the loss or expiration of a large revenue generating property in one region can cause a dip in revenues. None of our regions are large enough at this point to where above-referenced normal one-time events do not skew margin or operating results. The only characteristics that may routinely affect regional performance are costs of living, shipping distances, proximities of property clusters for service efficiencies, and competition. All of these elements can have an affect on regional performance, but not to the extent of making the results dissimilar.

Although we believe that our regional segments are similar and believe they pass the SFAS 131 aggregation test, we can not (as requested by the Division) provide “sufficient detailed objective evidence that would reasonably support a conclusion…that our segments have similar economics characteristics,” mainly because our regions are too small to smooth out one-time events and do not have a long operating history. However, lack of such information does not necessarily translate into a useful disaggregating analysis to investors.

D.	Separate segment reporting will not add to an investor’s understanding of the Company.

As an overriding criteria, the SEC has commented, that “aggregation…is appropriate only in situations where, as stated by the FASB in the basis for conclusions to SFAS 131, "separate reporting of segment information will not add significantly to an investor's understanding of an enterprise [because] its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.””

In the case of the Company, separate reporting will not add to an investor’s understanding of the Company because as set forth above, (i) we believe that the vast similarities in the segments do and will continue to result in the future prospects of our regions being essentially the same, and (ii) there are (and will continue to be) fluctuations in regional performance, not indicative of economic trends, that may confuse an investor’s understanding of the Company. Therefore, Company-wide performance is the best indicator of future prospects.

Finally, even if the Company acquiesced to disaggregating regional performance, the regional information that is compiled by the Company is still not sufficient to assist investor’s understanding of the enterprise. SFAS 131 specifically states that this “Statement does not require an enterprise to report information that is not prepared for internal use if reporting would be impracticable.” The only performance metrics that are routinely measured at the regional level are subscribers and revenues. Gross margins are not routinely calculated or reviewed. Although we provided a gross margin analysis in our October 15, 2007 Response Letter, those numbers were specifically calculated in response to the Division’s request. Typical balance sheet, profit/loss, cash flow and income statement calculations are not compiled on a regional basis and it is impracticable for our small accounting department to compile and analyze this information.

Because the few regional performance metrics (that are not already publicly disclosed) that are routinely compiled will not add to an investor’s understanding of our Company, pursuant to SFAS 131, aggregation should be considered appropriate by the Division.

Acknowledgement.

The Company agrees, understands and acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding our responses to this Comment Letter or require additional information or clarification, please feel free to contact me at (973) 237-9499, x4034. Thank you.

Yours very truly,

/s/ Bradley D. Holmstrom

Bradley D. Holmstrom
General Counsel